Exhibit 99.2

Fanhua Announces Distribution of CNFinance Shares

GUANGZHOU, China, May 26, 2022, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc. (the “Company” or “Fanhua”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its board of directors has authorized and approved the Company’s distribution of shares of CNFinance Holdings Limited (“CNFinance”) to the Company’s shareholders on a pro rata basis. CNFinance is a leading home equity loan service provider in China and its ADSs are currently traded on the New York Stock Exchange (NYSE: CNF).

Based on the number of ordinary shares of Fanhua outstanding as of May 26, 2022, the Company estimates that its shareholders will receive approximately 4.71 CNFinance ordinary shares for each 20 Fanhua ordinary shares, or 0.2355 CNFinance ADSs for each Fanhua ADS, held as of the Record Date (as defined below). The CNFinance ordinary shares and the CNFinance ADSs are collectively referred to as the CNFinance Shares. The actual distribution ratio will be determined based on the number of Fanhua ordinary shares outstanding on the Record Date and the number of ordinary shares of CNFinance held by the Company immediately prior to the effective time of the distribution. The CNFinance share distribution will be payable on or about June 28, 2022 (the “Distribution Date”), to shareholders of record as of the close of business on June 9, 2022 (the “Record Date”). Following the distribution of the CNFinance shares, Fanhua’s equity stake in CNFinance will decrease from approximately 18.5% currently to approximately 0.01%.

The Company will not distribute any fractional CNFinance Shares. The number of fractional CNFinance Shares that would be distributable to each of the Fanhua shareholders in the form of ordinary shares will be rounded to the nearest whole number.

As the depositary for the Company’s ADSs is considered one holder on its books, their entire holdings will be rounded up or down to the nearest full share, rather than rounding occurring on a holder of ADS level. No fractional CNFinance ADSs will be distributed. Any fractional CNFinance ADSs will be aggregated and sold on behalf of those holders of Fanhua ADSs who would otherwise be entitled to receive a fractional CNFinance ADS. Following the distribution and such sale, it is anticipated that each eligible holder of Fanhua ADSs will receive a cash payment in an amount equal to their pro rata share of the total net proceeds from the sale of fractional ADSs, if any, less any applicable fees provided for under the terms of the Fanhua ADSs.

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2022, our distribution and service network is consisted of 734 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 109 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com